Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We have issued our report dated May 3, 2010, (except for the effects of the stock split described in the Basis of Presentation section of Note 2, as to which the date is October 18, 2010), with respect to the statements of income, stockholders’ equity and comprehensive income, and cash flows for the year ended December 31, 2008, included in the Annual Report of The Fresh Market, Inc. on Form 10-K for the fiscal year ended December 31, 2010, and the one month ended January 30, 2011. We hereby consent to the incorporation by reference of said report in the Registration Statement of The Fresh Market, Inc. on Form S-8 (File No. 33-166473, effective November 5, 2010).

/s/ Grant Thornton LLP

Raleigh, North Carolina

March 22, 2011